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ORRICK, HERRINGTON & SUTCLIFFE LLP
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tel 212-506-5000
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July 14, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JUL 19 2005
WASH, D.C.
198
SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of June 15, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

7/19

DOCSNY1:1082596.13

Press Information

Vienna International Airport:
Outstanding traffic results for the first half of 2005.
Over 7 million passengers handled for the first time.

Vienna International Airport handled 7,270,874 passengers during the first six months of 2005, which represents an increase of 7.3%. This growth was supported by good development in the low-cost segment, which now generates nearly 13% of total volume, as well as a 41.3% rise in travel to the Near East and Middle East and a plus of 10% in traffic to Eastern Europe.

Maximum take-off weight (MTOW) rose 7%, flight movements increased 4.9% and cargo volume grew 7.9% during the reporting period.

Solid development in all traffic segments during June.

The number of passengers increased 9.1% to 1,494,015 in June. Flight movements rose 4.5% and maximum take-off weight (MTOW) recorded a plus of 5.1%. Cargo turnover was 8.2% higher. Long-haul traffic showed different development in the scheduled and charter segments. Positive results were reported in travel to the USA (+17.4%) and Far East (+12.6%). The Near East and Middle East again ranked first with an increase of 31.9%.

	June 2005	Change in %	January to June 2005	Change in %
Passengers:	1,494,015	+9.1	7,270,874	+7.3
Transfer passengers:	505,600	+7.6	2,432,232	+1.7
Maximum take-off weight (in tonnes):	586,066	+5.1	3,126,990	+7.0
Flight movements (arrival + departure):	20,716	+4.5	112,509	+4.9
Cargo in tonnes (air cargo and trucking):	19,538	+8.2	105,995	+7.9

For additional information contact: Hans Mayer (+43-1-)7007-23000

13/05 .... M/MY .... 13. July 2005

Open for new horizons.


Vienna
International
Airport